Exhibit 99.7

RNS Number: 6245C
Wolseley PLC
03 September 2004

NEWS RELEASE
3 September 2004

Wolseley plc

Completion of Brooks Acquisition in Ireland and Update on other Acquisitions

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building materials products announces an update on recent acquisition activities.

Since 1 August 2004, four distribution businesses have been acquired in Europe and North America for an aggregate consideration of approximately £138 million in cash. In total, the acquisitions, when completed, are expected to add approximately £195 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £40 million.

Details of the four acquisitions are set out below.

European Distribution

Wolseley plc announced on 30 July 2004 that one of its wholly owned subsidiaries had made an offer, conditional upon approval of the appropriate competition authorities, for Brooks Group Limited ("Brooks"). The offer was approved by the competition authorities on 26 August 2004 and completion subsequently took place on 31 August 2004. The cash consideration of €183 million (£120 million), including net debt acquired, was financed from Wolseley's existing resources.

Wolseley also announces that the sale of a number of freehold and leasehold properties bought as part of the Brooks acquisition is expected to complete within 8 weeks. The aggregate consideration, net of taxation, is now estimated to be €55 million (£36 million).

In August 2004, OAG in Austria acquired the trade and certain assets of Klockner Stahl und Metall GmbH ("Klockner"). Klockner is a steel stockholder with a strong bias towards steel pipes and its two branches will be integrated into Kontinentale, OAG's pipes, valves and fittings (PVF) distributor. Klockner had sales of €46 million (£30 million) in the year to 31 December 2003 and net assets, excluding net debt, of €16 million (£11 million) at that date.

North American Plumbing and Heating Distribution

In August 2004, Ferguson reached agreement, subject to a bankruptcy filing and subsequent Court approval, to acquire substantially all of the operating assets of the Clark Group family of companies. Completion is expected in December 2004. The Clark Group's main business is the fabrication and distribution of fire protection equipment. Headquartered in St. Louis Missouri and operating from 11 locations throughout the USA, the Clark Group will be integrated into Ferguson's fire sprinkler/fabrication business and will make it the leading fire protection distribution/fabrication company in the industry. The Clark Group had sales of $57 million (£32 million) in the year to 31 December 2003 and net assets, excluding net debt, of $11 million (£6 million) at that date.

In September 2004, Ferguson acquired Cline Contract Sales ("Cline"), a leading wholesale distributor of custom home appliances operating from a branch in Richmond, Virginia. Cline had sales of $6.9 million (£3.9 million) in the year to 31 December 2003 and net assets, excluding net debt, of $0.6 million (£0.3 million) at that date.

Charlie Banks, Group Chief Executive of Wolseley said:

"Our strategy is to grow Wolseley's business both through organic means and also by acquisition. With these deals we are well on the way to achieving our target bolt-on acquisition spend of £200 million on average each year and the businesses acquired will further strengthen our operations in those local markets."

Exchange Rates

The following exchange rates have been used for the five acquisitions noted above:

£1 = $1.78, £1 = €1.52

Press/Investor Enquiries:

Wolseley plc           0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick

Sophie Fitton            020 7404 5959
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 50,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOL.L, NYSE: WOS) and is in the FTSE 100 listed companies.